UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001- 39258

METEN EDTECHX EDUCATION GROUP LTD.

(Translation of registrant’s name into English)

c/o 3rd Floor, Tower A

Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Mr. Benjamin Vedrenne-Cloquet

Mr. Benjamin Vedrenne-Cloquet, a member of the board of directors of Meten EdtechX Education Group Ltd. (the “Board of Directors”), a company incorporated under the laws of the Cayman Islands (the “Company”), notified the Company of his resignation as independent director of the Board of Directors effective March 25, 2021, for personal reasons. Mr. Vedrenne-Cloquet’s resignation was not the result of any disagreement with the Board of Directors or the Company.

Appointment of Mr. Libin Ma

Effective on March 25, 2021, the Board of Directors appointed Mr. Libin Ma as an independent director of the Board of Directors to fill the vacancy created by Mr. Benjamin Vedrenne-Cloquet’s departure. The biographical information of Mr. Ma is set forth below.

Mr. Ma, age 51, has been the Chairman of the board of directors and President of Piano Scientific Artist House (Guangdong) Co., Ltd. (“Piano”) since 2005. In 2005, Mr. Ma founded Piano, a company that specializes in custom-made cabinets, wardrobes, and supporting household products. In 2017, Piano was listed on the Shenzhen Stock Exchange (Ticker: 002853). Mr. Ma obtained an International MBA degree from Peking University in 2005. Since 2019, Mr. Ma has been pursuing a Doctorate degree in Business Administration at Cheung Kong Graduate School of Business.

Mr. Ma does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Ma also entered into a director appointment letter with the Company, which sets his annual compensation to $0 and establishes other terms and conditions governing his service to the Company. The appointment letter with Mr. Ma is attached hereto as Exhibits 10.1 and is incorporated by reference herein.

Resignation of Mr. Charles McIntyre

Mr. Charles McIntyre, a member of the Board of Directors, notified the Company of his resignation as independent director of the Board of Directors effective March 25, 2021, for personal reasons. Mr. McIntyre’s resignation was not a result of any disagreement with the Board of Directors or the Company.

Appointment of Mr. Guoqiang Fei

Effective on March 25, 2021, the Board of Directors appointed Mr. Guoqiang Fei as an independent director of the Board Directors to fill the vacancy created by Mr. McIntyre’s resignation. The biographical information of Mr. Fei is set forth below.

Mr. Fei, age 62, is the founder of Shenzhen Shundian Chain Co., Ltd. (“Shundian”), a wholesale company, and has been serving as its Chairman of the board of directors since 1994. In 2014, Shundian was listed in China on the National Equities Exchange and Quotations Co., Ltd. From 1992 to 1994, Mr. Fei worked at Shenzhen Liantang Industry Co., Ltd. Prior to that, Mr. Fei accumulated more than 10 years of work experience in Shanghai after graduation. Mr. Fei received his college degree from Shanghai University of Finance and Economics Continuous Education College in 1986.

Mr. Fei does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Fei also entered into an appointment letter with the Company, which sets his annual compensation to $0 and establishes other terms and conditions governing his service to the Company. The appointment letter with Mr. Fei is attached hereto as Exhibits 10.2 and is incorporated by reference herein.

The information in this Report shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

Exhibit No.	Description

10.1	Director Appointment Letter, dated March 26, 2021, by and between Mr. Libin Ma and Meten EdtechX Education Group Ltd.
10.2	Director Appointment Letter, dated March 26, 2021, by and between Mr. Guoqiang Fei and Meten EdtechX Education Group Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 31, 2021

Meten EdtechX Education Group Ltd.

By:	/s/ Siguang Peng
Name:	Siguang Peng
Title:	Chief Executive Officer

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